Exhibit 99.1

GW Pharmaceuticals and Otsuka Announce Results in First of Three Sativex® Phase 3 Cancer Pain Trials

- Primary endpoint did not show a statistically significant difference for Sativex compared with placebo in reducing pain-

Conference call and webcast with GW management scheduled
at 8:00 a.m. EST, 1:00 p.m. GMT to discuss this and the Epidiolex® press release issued today

London, UK and Princeton, NJ, US, 8 January 2015: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, “GW,”) and Otsuka Pharmaceutical Development & Commercialization, Inc., today reported the top-line results from the first of three Phase 3 trials for the investigational product Sativex® in the treatment of pain in patients with advanced cancer who experience inadequate analgesia during optimized chronic opioid therapy. In this first trial, Sativex (as adjunctive treatment to optimized chronic opioid therapy) did not meet the primary endpoint of demonstrating a statistically significant difference from placebo.

"Although we missed the primary endpoint in this trial, based upon the positive data seen in the Phase 2 program, we remain confident in the ability for Sativex to relieve cancer pain in this patient population”, stated Justin Gover, GW’s Chief Executive Officer. “We have two additional pivotal Phase 3 trials ongoing which, if positive, would still allow us to submit a New Drug Application with the US FDA. We look forward to results from these two further studies later this year.”

Efficacy

The primary efficacy measure of the study was a patient assessment of pain using a 0-to-10 Numeric Rating Scale (NRS) which was analysed using percent improvement from baseline as the primary analysis. In addition, improvement was also analysed using a cumulative proportion of responders analysis (CPRA), which analyses the full range of responses achieved across the entire patient population within a trial. In this trial, these analyses did not show a statistically significant difference between Sativex and placebo. The secondary endpoints followed the pattern of the primary endpoint. In this study, the United States was the largest single recruiting country. Although not statistically significant, the efficacy data from U.S. sites showed more positive trends than those in non-U.S. sites. This is consistent with data from the Phase 2b trial.

Safety

The safety profile of Sativex in this Phase 3 trial was consistent with previous studies in this patient population. Overall, Sativex was well tolerated. The only adverse events reported at greater than 10% for the Sativex population were neoplasm progression (16% on Sativex vs 18% on placebo) and somnolence (12% on Sativex vs 4% on placebo). The other most frequently reported adverse event on Sativex was dizziness (8% on Sativex vs 5% on placebo). Otherwise, there was little difference in the adverse event pattern between Sativex and placebo. There were 38 (19%) withdrawals due to adverse events on Sativex compared with 29 (15%) on placebo.

Commenting on the results, Dr. Marie Fallon, Professor of Palliative Care, University of Edinburgh and the principal investigator stated, “We believe that cannabinoid therapy offers a potentially novel approach as a co-analgesic to provide pain relief beyond opioid therapy.  Too many patients with advanced cancer do not attain adequate pain relief from an opioid regimen, or experience unacceptable opioid side effects. Whilst I am naturally disappointed that this first trial did not achieve its primary endpoint, I remain optimistic about the potential of Sativex and look forward to the upcoming data from the remaining Sativex Phase 3 trials later this year.”

Phase 3 Trial Design

This randomized double-blind placebo-controlled parallel-group study recruited a total of 399 patients at clinical sites in the U.S., Mexico and Europe. This trial evaluated Sativex at a dose range of 3-to-10 sprays per day over a 5-week treatment period with an additional 5-to-14 day stabilization period at the beginning of the trial and a one-week follow-up at the end of the trial. Patients received the active investigational agent or placebo as add-on treatment to optimized opioid therapy and remained on stable doses of their background opioid therapy during the study. Following completion of the randomized phase, all patients were eligible to enter a long-term extension trial.

This study is the first of three Phase 3 trials carried out by GW and Otsuka as part of the development program aimed at securing regulatory approval for Sativex in cancer pain from the FDA and other regulatory authorities around the world.

A second Phase 3 pivotal trial, identical to the first, is expected to report top line results in the second quarter of 2015. GW and Otsuka are also in the process of conducting a third Phase 3 trial, which is expected to enroll approximately 540 patients and designed to provide additional information on the effects of Sativex in treating opioid-resistant cancer pain. The third Phase 3 trial differs in design from the first two trials, employing a two-part “enriched trial design” akin to that which was successfully employed in the Sativex MS spasticity trials program in Europe. The results of this third trial are expected towards the end of 2015. GW will continue to be the holder of the IND until the filing of a New Drug Application, which will be in Otsuka’s name.

Phase 2 Data

Sativex has previously completed a Phase 2b dose ranging study and Phase 2a study. In these prior studies, Sativex showed statistically significant improvements versus placebo using the same primary measure as in the Phase 3 trial.

Sativex in Multiple Sclerosis

Sativex is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the U.S. In the U.S., a request for Special Protocol Assessment has been submitted to the FDA for a proposed single Phase 3 study in this indication.

Conference Call and Webcast Information

GW will host a conference call at 8:00 a.m. EST, 13:00 GMT today, January 8 2015, to comment on the Sativex results. To participate in the call, please dial (877) 407-8133 within the U.S., (201) 689-8040 from outside the U.S. or toll free from the U.K.: 0 800 756 3429.  A replay of the call will be made available for a period of two weeks following the conference call. To hear a replay of the call dial (877) 660-6853 (inside the U.S.) or (201) 612-7415 (outside the U.S.).  A replay of the call will also be available via the company's website shortly after the call. For both dial-in numbers please use conference ID 13598599.  The conference call can also be heard live via the investor relations section of the Company's website at www.gwpharm.com.

About Otsuka

Otsuka Pharmaceutical Development & Commercialization, Inc. (OPDC), based in Princeton, New Jersey and Rockville, Maryland, discovers and develops new compounds that address urgent, unanswered medical needs. OPDC has numerous compounds in development to treat disorders in the neuroscience, oncologic, and cardio-renal therapeutic areas. OPDC is part of the Otsuka Group companies. For more information about OPDC, visit www.otsuka-us.com.

At a global level, Otsuka Pharmaceutical Co., Ltd. contributes to the advancement of human health through its leading position in the challenging field of mental health and through research programs in areas such as tuberculosis, a significant global public health issue, and in ADPKD.

The company has a long history of individualistic thinking and perseverance in the disease areas it enters into, illustrating more powerfully than words how Otsuka is a “big venture” company at heart, applying a youthful spirit of creativity in everything it does.

Otsuka Pharmaceutical Co., Ltd. is a wholly owned subsidiary of Otsuka Holdings Co., Ltd., the holding company for the Otsuka Group that is headquartered in Tokyo and whose origins date from 1921. The Otsuka Group has business operations in 27 countries and regions around the world, with consolidated sales of approximately USD 14.1 billion for fiscal year 2013 (4/1/2013-3/31/2014.) Otsuka welcomes you to visit its global website at https://www.otsuka.co.jp/en.

About GW Pharmaceuticals

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. Sativex is also in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer. GW is also advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 2/3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Contacts

	For Investors	For Media

Contacts at GW Pharmaceuticals	Stephen Schultz + 1 401 500 6570 sschultz@gwpharm.com	Ben Atwell /Simon Conway (UK) + 44 20 3727 1000

Robert Stanislaro (US)
+ 1 212 850 5657

Contact at Otsuka America Pharmaceutical, Inc.		Rose Weldon + 1 215 801 7644 rose.weldon@otsuka-us.com